Sub-Item 77C

             Dreyfus MASSACHUSETTS TAX EXEMPT bond Fund

           MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus Massachusetts Tax Exempt Bond Fund (the "Fund") was held on December 18, 2002. Out of a total of 8,391,109.596 shares ("Shares") entitled to vote at the meeting, a total of 6,254,191.306 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund's outstanding Shares as follows:

      The Fund's Charter was amended to permit the issuance of additional classes of shares.


      AFFIRMATIVE VOTES               AGAINST VOTES
      ABSTAINED VOTES
         5,100,266.878                893,509.038
           260,415.390